# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ConnectM Technology Solutions, Inc., CIK 0001895249
CUSIP: 207944109
Title of class of securities: Common Stock Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 04/23/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002061730-25-000002
Filed by CIK 0002061730

## Reporting persons
- ARUMILLI LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,069,384; sole dispositive power 0; shared dispositive power 5,069,384; aggregate amount beneficially owned 5,069,384 (10.2% of the class)

## Item 1. Issuer
Name of issuer: ConnectM Technology Solutions, Inc.
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, MASSACHUSETTS, 01752.

## Item 2. Person Filing
Name of person filing: ARUMILLI LLC
Address of principal business office or, if none, residence: 11 Schanck Dr, Edison, NJ, 08820
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,069,384
Percent of class: 10.15%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,069,384
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,069,384

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ARUMILLI LLC: Subba Arumilli, Manager (04/23/2025)